Securities and Exchange Commission

                             Washington, D.C. 20549

                                   Schedule TO

   Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities
                              Exchange Act of 1934


                   NATIONAL MEDICAL HEALTH CARD SYSTEMS, INC.
                       (Name of Subject Company (issuer))

                   NATIONAL MEDICAL HEALTH CARD SYSTEMS, INC.
                        (Name of Filing Person (Offeror))

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                    636918302
                      (CUSIP Number of Class of Securities)

                                  James J. Bigl
                             Chief Executive Officer
                   National Medical Health Card Systems, Inc.
                              26 Harbor Park Drive
                         Port Washington, New York 11050
                                 (516) 626-0007
                    (Name, address, and telephone numbers of
                      person authorized to receive notices
                 and communications on behalf of filing persons)

                                    Copy to:
                             Steven I. Suzzan, Esq.
                           Fulbright & Jaworski L.L.P.
                                666 Fifth Avenue
                            New York, New York 10103

                            CALCULATION OF FILING FEE

Transaction valuation: Not Applicable Amount of filing fee: Not Applicable





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     [ ] Check  the box if any part of the fee is  offset  as  provided  by Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
                       -------------------

Form or Registration No.:
                         ------------------

Filing Party:
             -----------------------------

Date Filed:
           ------------------------------

     [X]  Check  the  box  if  the   filing   relates   solely  to   preliminary
communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]




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EXHIBIT INDEX

EXHIBIT 99.1   Presentation to Investors